March 14, 2019

Reuven Kitov
Chief Executive Officer
Tufin Software Technologies Ltd.
5 Shoham Street
Ramat-Gan 52521, Israel

       Re: Tufin Software Technologies Ltd.
           Registration Statement on Form F-1
           Filed March 6, 2019
           File No. 333-230109

Dear Mr. Kitov:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 Filed March 6, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Performance, page 52

1. You state on pages 12 and 53 that sales to Global 2000 customers were 66% of total revenue in fiscal 2018. Please revise to clarify whether this measure excludes maintenance renewals, similar to your discussion of Global 2000 revenues for fiscal years
       2016 to 2018 in your prospectus summary.
 Reuven Kitov
FirstName LastNameReuven Kitov
Tufin Software Technologies Ltd.
Comapany2019
March 14, NameTufin Software Technologies Ltd.
March 14, 2019 Page 2
Page 2
FirstName LastName
Results of Operation
Comparison of the Years Ended December 31, 2017 and 2018, page 58

2. You state that total revenue growth, as well as product and maintenance support revenue growth, was due primarily to increased sales to new and existing customers. Please revise to quantify the amount of revenue growth from new versus existing customers so readers can assess the relative contribution of each of these factors. In addition, you attribute the increase in cost of sales to an increase in support and professional service personnel.
         Please disclose the number of employees in your support and professional service department for each period presented. Refer to Item 5.A of Form 20-F and Section III.D of SEC Release No. 33-6835.
Liquidity and Capital Resources, page 62

3. Please include a discussion of the underlying reasons for the changes in cash flows provided by or used in operating activities and ensure you address the factors that impacted the $4.4 million net increase in operating assets and liabilities. Refer to Item
         5.B of Form 20-F and Section IV.B.1 of SEC Release No. 33-8350. Contractual Obligations , page 64

4. Please include a discussion of the long-term lease agreement for additional office space and parking that you entered into in fiscal 2019. Refer to Section IV.A of SEC Release
         33-8350.
Notes to Consolidated Financial Statements
Note 13. Stock Option Plan , page F-25

5. We will consider further your response to comment 19 to our December 17, 2018 letter when we receive your analysis of the difference between the fair value of the underlying common stock as of your recent valuation dates to the midpoint of your IPO price range. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Reuven Kitov
Tufin Software Technologies Ltd.
March 14, 2019
Page 3

        You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 or Kathleen
Collins, Accounting Branch Chief at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney at (202) 551-3574 or Barbara Jacobs, Assistant Director at (202) 551-3735 with any other questions.



                                                           Sincerely,

FirstName LastNameReuven Kitov                             Division of
Corporation Finance
                                                           Office of
Information Technologies
Comapany NameTufin Software Technologies Ltd.
                                                           and Services
March 14, 2019 Page 3
cc:       Colin Diamond, Esq.
FirstName LastName